EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Profit	$118	$133	$372	$381

Add:
Provision for income taxes	38	54	143	175

Deduct:
Partnership income	-	(2)	(3)	(5)

Profit before income taxes and partnership income	$156	$185	$512	$551

Fixed charges:
Interest expense	$292	$289	$855	$838
Rentals at computed interest*	1	1	4	4

Total fixed charges	$293	$290	$859	$842

Profit before income taxes plus fixed charges	$449	$475	$1,371	$1,393

Ratio of profit before income taxes plus fixed charges to fixed charges	1.53	1.64	1.60	1.65

    *Those portions of rent expense that are representative of interest cost.